Exhibit 1

MIND CTI Reports Cash Flow from Operating Activities of $0.6 Million in Q1 2009

Yoqneam, Israel, May 20, 2009 – MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced results for the first quarter 2009.

Operating Highlights of Q1 2009

—	Revenues were $4.1 million, compared with $5.1 million in the first quarter of 2008.
—	Operating income, excluding amortization of intangible assets of $80 thousand and equity-based compensation expense of $35 thousand, was $404 thousand, or 9.8 % of revenue.
—	GAAP operating income was $289 thousand, or 7.0 % of revenue.
—	Non-GAAP net income was $327 thousand or $0.02 per share.
—	GAAP net income was $212 thousand or $0.01 per share.
—	Cash flow from operating activities was $596 thousand.
—	Backlog as of March 31, 2009 includes $7.7 million that is expected to be billed by year-end.
—	Cash position increased to $9.9 million as of March 31, 2009, after a $151 thousand expenditure for the buyback of 224 thousand Company shares in the first quarter.

Monica Eisinger, Chairperson and CEO, commented: “We are very pleased that we anticipated the market deterioration and planned accordingly way ahead. We have implemented efficient steps to lower our expenses and we already see some of the results of these steps in our operating income. We will continue to strive to improve our non-GAAP operating margins and maintain positive cash flow. As we mentioned through the last year, the credit markets’ situation impacts economic activity around the world and the effect on our potential customers’ decision timing and our existing customers’ spending decisions is apparent. We remain confident in our long-term strategy, prospects and future and in the meantime, we are satisfied with our persistent revenue and our cash flow. ”

Revenue Distribution for Q1 2009
Sales in the Americas represented 41.1% and sales in Europe represented 48.9 % of total revenue and the rest divided between Israel, Africa and Asia-Pacific.

Revenue from customer care and billing software totaled $3.5 million, while revenue from enterprise call management software was $645 thousand. The revenue from licenses was $1.5 million, or 36.6 % and revenue of $2.6 million, or 63.4 % from maintenance and additional services.

Buyback
In September 2008 MIND announced its intention to execute for the first time a buyback program. At that time, the Board of Directors authorized a plan for the repurchase of up to 2.1 million of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. On February 18, 2009, the Board approved an increase in the number of the Company’s shares to be purchased pursuant to the buyback program, in the amount of up to $1.2 million, as part of the original $2.8 million amount, which was previously approved.

The buyback started in November 2008 and the Company has purchased until March 31, 2009 a total of 2.3 million ordinary shares for a total of approximately $1.8 million.

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

We continue to believe that in light of current share prices, the history of positive cash flow from operations and the Company’s resources, the purchase of the Company’s shares is a good investment and is in the best interest of the Company. We continue to believe that at this time the repurchase of our stock at these prices will deliver value to our shareholders and it is the most appropriate use of our resources.

Auction Rate Investments
As previously announced, on February 20, 2008, we filed a Statement of Claim with the Financial Industry Regulatory Authority and commenced arbitration proceedings against Credit Suisse, the bank that invested funds in asset backed auction rate securities called “Mantoloking CDO” on behalf of the Company.

Recently we were advised that the Mantoloking CDO #564616AB6 has been downgraded to Ca by Moody’s. The security is rated CC by S&P. Meanwhile, we continue to receive interest payments every month on the held security.

We intend to pursue the arbitration vigorously. The arbitration hearing that was scheduled for June 2009 is now delayed until November – December 2009, but no predictions of the timing of a resolution or possible outcomes can be made at this time.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31,
	2009	2008
	(Unaudited)	(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,808	$9,722
Short term bank deposits	1,104	-
Accounts receivable:
Trade	3,787	3,823
Other	202	275
Prepaid expenses	136	36
Deferred charges	106	124
Deferred income taxes	22	44
Inventories	36	36

Total current assets	14,201	14,060

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Long-term investment	941	941
Deferred charges	423	467
Other	829	726
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	1,181	1,287
INTANGIBLE ASSETS, net of accumulated amortization	825	917
GOODWILL	5,957	5,965

Total assets	$24,357	$24,363

Liabilities and shareholders' equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$310	$466
Other	1,715	1,720
Deferred revenues	2,264	1,911
Advances from customers	162	295

Total current liabilities	4,451	4,392

LONG TERM LIABILITIES :
Deferred revenues	199	239
Employee rights upon retirement	1,217	1,298

Total liabilities	5,867	5,929

SHAREHOLDERS' EQUITY:
Share capital	54	54
Additional paid-in capital	53,778	53,742
Differences from translation of foreign currency financial statements
of a subsidiary	(1,365)	(1,324)
Treasury shares	(1,782)	(1,631)
Accumulated deficit	(32,195)	(32,407)

Total shareholders' equity	18,490	18,434

Total liabilities and shareholders' equity	$24,357	$24,363

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31		Year ended December 31,
	2009	2008	2008
	(Unaudited)		(Audited)
	U.S. $ in thousands (except per share data)

Revenues	$4,111	$5,112	$19,473
Cost of revenues	1,428	1,641	5,783

Gross profit	2,683	3,471	13,690
Research and development expenses	1,205	1,740	6,185
Selling and marketing expenses	491	1,045	3,805
General and administrative expenses	698	584	2,311
Impairment of goodwill			3,498
Impairment of intangible asset			185

Operating income (loss)	289	102	(2,294)
Financial income (expenses):
Impairment of auction rate securities		(962)	(4,172)
Other financial income (expenses) - net	(28)	405	568

Income (loss) before taxes on income	261	(455)	(5,898)
Taxes on income	49	26	525

Net income (loss) for the year	$212	$(481)	$(6,423)

Earning (loss) per ordinary share:
Basic and diluted	$0.01	$(0.02)	$(0.30)

Weighted average number of ordinary shares used
in computation of earnings per ordinary share -
in thousands:

Basic	19,438	21,594	21,473

Diluted	19,438	21,594	21,473

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31		Year ended December 31,
	2009	2008	2008
	(Unaudited)		(Audited)
	U.S. $ in thousands

Cash flows from operating activities:
Net income (loss)	$212	$(481)	$(6,423)
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	200	304	1,088
Impairment of auction rate securities		962	4,172
Impairment of goodwill			3,498
Impairment of intangible asset			185
Deferred income taxes, net	39	(2)	248
Accrued severance pay	19	217	190
Capital loss (gain) on sale of property and equipment - net	(9)	(8)	(40)
Employees share-based compensation expenses	36	46	181
Realized loss on sale of marketable
debentures held-to- maturity		(6)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	27	290	960
Other	88	(4)	128
Increase in prepaid expenses and deferred charges	(38)	(116)	(463)
Decrease in inventories			8
Increase (decrease) in accounts payable and accruals:
Trade	(155)	(82)	(262)
Other	(3)	213	(553)
Increase (decrease) in deferred revenues	313	168	1,113
Increase ( decrease) in advances from customers, net	(133)	122	82

Net cash provided by operating activities	596	1,623	4,112

Cash flows from investing activities:
Purchase of property and equipment	(75)	(117)	(436)
Severance pay funds	(220)	(112)	(213)
Investment in short term bank deposits	(1,104)
Proceeds from sale of property and equipment	68	38	207

Net cash provided by (used in) investing activities	(1,331)	(191)	(442)

Cash flows from financing activities:
Cost of acquisition of treasury shares	(151)		(1,631)
Dividend paid			(4,319)

Net cash used in financing activities	(151)	-,-	(5,950)

Translation adjustments on cash and Cash equivalents	(28)	(3)	(388)

Increase (decrease) in cash and cash equivalents	(914)	1,429	(2,668)
Balance of cash and cash equivalents at beginning
Of period	9,722	12,390	12,390

Balance of cash and cash equivalents at end of period	$8,808	$13,819	$9,722